RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

On April 28, 2000, the annual meeting of shareholders of The Portugal Fund, Inc. (The "Fund") was held and the following matters were voted upon:

(1) To elect two directors to the Board of Directors of the Fund.
Name of Director	For		Withheld	Non-Votes
Scott B. Rogers		3,571,592	326,425		819,299
Glenn W. Wilcox		3,573,266	324,751		819,299


(2) To ratify the selection of PricewaterhouseCoopers LLP as independent public accountants for the year ending December 31, 2000.


For		Against	Abstain	Non-Votes
3,856,625	30,366	11,026	819,299